NS GROUP, INC.	December 31, 2005	Form 10-K	Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended		Year Ended
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Earnings
Pretax income (loss)	$42,023	$26,041	$141,208	$78,089

Interest expense	144	203	621	1,071
Interest portion of rent expense (a)	141	116	538	471

	$42,308	$26,360	$142,367	$79,631

Fixed Charges
Interest expense	$144	$203	$621	$1,071
Interest portion of rent expense (a)	141	116	538	471

	$285	$319	$1,159	$1,542

Ratio of Earnings to Fixed Charges	148.4	82.6	122.8	51.6

(a)	One-third of rent expense is the portion deemed representative of the interest factor.